Exhibit 99.3

North Holdings 3 Oy commences the voluntary recommended public cash tender offer for all the shares in Caverion Corporation on November 24, 2022

NORTH HOLDINGS 3 OY	STOCK EXCHANGE RELEASE	November 24, 2022 at 8:30 EET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

North Holdings 3 Oy commences the voluntary recommended public cash tender offer for all the shares in Caverion Corporation on November 24, 2022

As announced on November 3, 2022, North (BC) Lux Holdco SARL (“Bain Luxco”) (a vehicle owned and controlled by funds managed or advised by Bain Capital Private Equity (Europe), LLP, and/or its affiliates (together “Bain Capital” and such funds being the “Bain Capital Funds”), Security Trading Oy (“Security Trading”), Fennogens Investments S.A. (“Fennogens”) and Corbis S.A. (“Corbis”) form a consortium (the “Consortium”) for the purposes of the voluntary recommended public cash tender offer for all the issued and outstanding shares in Caverion Corporation (the “Company” or “Caverion”) that are not held by Caverion or its subsidiaries (the “Shares” or, individually, a “Share”) (the “Tender Offer”) made by North Holdings 3 Oy (the “Offeror”), a private limited liability company incorporated and existing under the laws of Finland. The Offeror and Caverion have on November 3, 2022 entered into a combination agreement (the “Combination Agreement”) pursuant to which the Offeror will make the Tender Offer.

The Finnish Financial Supervisory Authority has today approved the Finnish language version of the tender offer document relating to the Tender Offer (the “Tender Offer Document”). The offer period for the Tender Offer will commence on November 24, 2022, at 9:30 a.m. (Finnish time) and expire on January 12, 2023, at 4:00 p.m. (Finnish time), unless the offer period is extended as described in the terms and conditions of the Tender Offer (the “Offer Period”). The Tender Offer is currently expected to be completed during the first quarter of 2023. The Offeror will extend the Offer Period in accordance with, and subject to, the terms and conditions of the Tender Offer and applicable laws and regulations, to the extent necessary in order to satisfy the conditions to completion of the Tender Offer, including, among others, the receipt of the relevant regulatory approvals. Any possible extension of the Offer Period will be announced by a stock exchange release.

The Finnish language version of the Tender Offer Document will be available on the internet at www.caverion-offer.fi and www.nordea.fi/caverion-ostotarjous as of November 24, 2022. The English language translation of the Tender Offer Document will be available on the internet at www.caverion-offer.com and www.nordea.fi/caverion-offer as of November 24, 2022.

The offer price under the Tender Offer is EUR 7.00 in cash for each Share validly tendered in the Tender Offer (the “Offer Price”).

The Offer Price has been determined based on 136,472,645 issued and outstanding Shares. Should the Company increase the number of Shares that are issued and outstanding as a result of a new share issue, reclassification, stock split (including a reverse split) or any other similar transaction with dilutive effect, or should the Company distribute a dividend or otherwise distribute funds or any other assets to its shareholders, or if a record date with respect to any of the foregoing occurs prior to any of the settlements of the completion trades (whether after the expiry of the Offer Period (as defined below) or any Subsequent Offer Period (as defined below)), resulting in the distribution of funds not being payable to the Offeror, the Offer Price payable by the Offeror will be reduced accordingly on a euro-for-euro basis.

The Board of Directors of Caverion, represented by a quorum comprising the non-conflicted members of the Board of Directors, has unanimously decided to recommend in its statement issued pursuant to the Finnish Securities Markets Act (746/2012, as amended) and the Helsinki Takeover Code issued by the Finnish Securities Market Association (the “Helsinki Takeover Code”) that the shareholders of Caverion accept the Tender Offer. The Board of Directors of Caverion received an opinion, dated November 3, 2022, of Caverion’s exclusive financial adviser, Bank of America Europe DAC, Stockholm branch, to the effect that, as of the date of such opinion, the Offer Price to be paid to holders of Shares (other than Security Trading, Fennogens and Corbis and their respective affiliates) pursuant to the Tender Offer, was fair from a financial point of view, to such holders, which opinion was based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in such opinion (the “Opinion”). The Opinion was provided for the use and benefit of the Board of Directors of Caverion and does not constitute a recommendation as to whether any holders of Shares should tender such Shares in connection with the Tender Offer, how any holders of Shares should act in connection with the Tender Offer or any related matter. The complete Opinion is attached as Appendix 1 to the statement by the Board of Directors of Caverion, issued on November 18, 2022, and attached as Annex C to the Tender Offer Document.

Certain major shareholders of Caverion, i.e., Elo Mutual Pension Insurance Company, Ilmarinen Mutual Pension Insurance Company, Mandatum Life Insurance Company Limited and Varma Mutual Pension Insurance Company, together representing approximately 15.35 percent of all outstanding Shares and votes in Caverion, as well as Antti Herlin, Hisra Consulting and Finance Oy and Autumn Spirit Oü, which are not part of the Consortium but are related parties to the Consortium members and together represent approximately 0.48 percent of all outstanding Shares and votes in Caverion, have irrevocably undertaken to accept the Tender Offer subject to certain customary conditions. The Shares held by the Consortium members combined with the irrevocable undertakings to support the Tender Offer represent approximately 42.50 percent of all the outstanding Shares and votes in Caverion in aggregate.

The completion of the Tender Offer is, in accordance with the terms and conditions of the Tender Offer, subject to the fulfilment or waiver by the Offeror of certain customary conditions on or by the date of the Offeror’s announcement of the final result of the Tender Offer. These include, among others, the receipt of relevant approvals by the competition authorities and other regulatory authorities and that the Tender Offer has been validly accepted with respect to Shares representing, together with any Shares otherwise held by the Offeror prior to the date of the announcement of the final result of the Tender Offer, more than 90 per cent of the Shares and voting rights of the Company calculated in accordance with Chapter 18, Section 1 of the Finnish Companies Act (624/2006, as amended) governing the right and obligation to commence compulsory redemption proceedings.

Most Finnish account operators will send a notice regarding the Tender Offer and related instructions to those who are registered as shareholders in the shareholders’ register of Caverion maintained by Euroclear Finland. Shareholders of Caverion who do not receive such instructions from their account operator or asset manager should first contact their account operator or asset manager and can subsequently contact Nordea Bank Abp (“Nordea”) by sending an email to caverion-offer@nordea.com, where such shareholders of Caverion can receive information on submitting their acceptance of the Tender Offer. Please note, however, that Nordea will not be engaging in communications relating to the Tender Offer with shareholders located within the United States. Shareholders who are located within the United States may contact their brokers for necessary information.

Those shareholders of Caverion whose Shares are nominee-registered, and who wish to accept the Tender Offer, must effect such acceptance in accordance with the instructions given by the custodian of the nominee-registered shareholders. The Offeror will not send an acceptance form or any other documents related to the Tender Offer to these shareholders of Caverion.

A shareholder of Caverion who wishes to accept the Tender Offer must submit the properly completed and duly executed acceptance to the account operator managing the shareholder’s book-entry account in accordance with the instructions and within the time period set by the account operator, which may be prior to the expiry of the Offer Period. The Offeror reserves the right to reject or approve, in its sole discretion, any acceptances that have been submitted in an incorrect or incomplete manner.

The Offeror will announce the preliminary result of the Tender Offer on or about the first (1st) Finnish banking day following the expiration of the Offer Period (including any extended or discontinued extended Offer Period). In connection with the announcement of such preliminary result, it will be announced whether the Tender Offer will be completed subject to the conditions to completion of the Tender Offer being fulfilled or waived on the date of the final result announcement and whether the Offer Period will be extended. The final result of the Tender Offer will be announced on or about the fourth (4th) Finnish banking day following the expiration of the Offer Period (including any extended or discontinued extended Offer Period) at the latest. In connection with the announcement of the final result, the percentage of the Shares that have been validly tendered and accepted in the Tender Offer, and that have not been validly withdrawn, will be confirmed.

The Offeror and Bain Luxco, each respectively, reserve the right to acquire, or enter into arrangements to acquire, Shares, or arrange ownership of Shares, before, during and/or after the Offer Period (including any extension thereof and any subsequent offer period) in public trading on Nasdaq Helsinki Ltd (“Nasdaq Helsinki”) or otherwise.

The terms and conditions of the Tender Offer are enclosed in their entirety to this stock exchange release (Appendix 1).

UBS AG London Branch, Advium Corporate Finance Ltd., Goldman Sachs International, Nordea Bank Abp and BNP Paribas act as the financial advisers to the Offeror in connection with the Tender Offer. Nordea Bank Abp acts as the arranger outside of the United States in connection with the Tender Offer. Kirkland & Ellis International LLP, Roschier, Attorneys Ltd. and Hannes Snellman Attorneys Ltd act as the legal advisers to the Offeror in connection with the Tender Offer.

Bank of America Europe DAC, Stockholm branch acts as the exclusive financial adviser and Castrén & Snellman Attorneys Ltd acts as the legal adviser to Caverion in connection with the Tender Offer.

Investor and Media enquiries:

Caverion

Jacob Götzsche, President and CEO, Caverion (contacts via Milena Hæggström)

Mikko Kettunen, CFO, Caverion, tel. +358 50 347 7462, mikko.kettunen@caverion.com

Milena Hæggström, Head of Investor Relations and External Communications, Caverion, tel. +358 40 5581 328, milena.haeggstrom@caverion.com

Bain Capital, Security Trading, Fennogens and Corbis

Taru Taipale, +358 50 470 6235, taru.taipale@miltton.com

ABOUT THE CONSORTIUM

Bain Luxco is owned and controlled by the Bain Capital Funds. Bain Capital is one of the most experienced and successful private investment firms globally, having made more than 1,230 primary and add-on investments with approximately USD 160 billion assets under management. The firm has more than 620 investment professionals worldwide spread throughout its global network in Europe, Asia and North America. Bain Capital has made numerous successful and value-enhancing investments and exits in the Nordic region over the past years. Notably, the company led the successful take-private of Ahlstrom-Munksjö, a global leader in innovative and sustainable fiber-based materials, which was delisted from Nasdaq Helsinki last year. Further, from 2012 Bain Capital was the owner of Bravida, a leading Nordic technical installation and services provider, listing the business on Nasdaq Stockholm in 2015.

Security Trading is an investment company owned by the Antti Herlin family. As at the date of this announcement, Antti Herlin, Security Trading and Hisra Consulting and Finance Oy, which is a company fully owned by Security Trading, together hold approximately 15.43 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

Fennogens is an investment company owned by the Georg Ehrnrooth, Henrik Ehrnrooth and Carl-Gustaf Ehrnrooth families. As at the date of this announcement, Fennogens holds approximately 10.38 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

Corbis is an investment company owned by the Henrik Ehrnrooth family. As at the date of this announcement, Corbis holds approximately 1.27 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

ABOUT CAVERION

Caverion is a public limited liability company incorporated under the laws of Finland with its shares listed on the official list of Nasdaq Helsinki. Caverion is a Northern & Central European-based expert for smart and sustainable built environments, enabling performance and people’s well-being. Caverion offers expert guidance during the entire life cycle of buildings, infrastructure or industrial sites and processes: from design & build to projects, technical and industrial maintenance, facility management as well as advisory services. At the end of September 2022, there were more than 15,000 professionals serving customers at the service of Caverion Group in 10 countries.

IMPORTANT INFORMATION

THIS RELEASE MAY NOT BE RELEASED OR OTHERWISE DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS RELEASE IS NOT A TENDER OFFER DOCUMENT AND AS SUCH DOES NOT CONSTITUTE AN OFFER OR INVITATION TO MAKE A SALES OFFER. IN PARTICULAR, THIS RELEASE IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN, AND IS NOT AN EXTENSION OF THE TENDER OFFER, IN, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA. INVESTORS SHALL ACCEPT THE TENDER OFFER FOR THE SHARES ONLY ON THE BASIS OF THE INFORMATION PROVIDED IN A TENDER OFFER DOCUMENT. OFFERS WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND.

THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND, WHEN PUBLISHED, THE TENDER OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAWS OR REGULATIONS. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE POSTAL SERVICE OF, OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, FACSIMILE TRANSMISSION, TELEX, TELEPHONE OR THE INTERNET) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA. THE TENDER OFFER CANNOT BE ACCEPTED, DIRECTLY OR INDIRECTLY, BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA AND ANY PURPORTED ACCEPTANCE OF THE TENDER OFFER RESULTING DIRECTLY OR INDIRECTLY FROM A VIOLATION OF THESE RESTRICTIONS WILL BE INVALID.

THIS STOCK EXCHANGE RELEASE HAS BEEN PREPARED IN COMPLIANCE WITH FINNISH LAW, THE RULES OF NASDAQ HELSINKI AND THE HELSINKI TAKEOVER CODE AND THE INFORMATION DISCLOSED MAY NOT BE THE SAME AS THAT WHICH WOULD HAVE BEEN DISCLOSED IF THIS ANNOUNCEMENT HAD BEEN PREPARED IN ACCORDANCE WITH THE LAWS OF JURISDICTIONS OUTSIDE OF FINLAND.

Information for shareholders of Caverion in the United States

Shareholders of Caverion in the United States are advised that the Shares are not listed on a U.S. securities exchange and that Caverion is not subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not required to, and does not, file any reports with the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

The Tender Offer will be made for the issued and outstanding shares of Caverion, which is domiciled in Finland, and is subject to Finnish disclosure and procedural requirements. The Tender Offer is made in the United States pursuant to Section 14(e) and Regulation 14E under the Exchange Act, subject to the exemption provided under Rule 14d-1(d) under the Exchange Act, and otherwise in accordance with the disclosure and procedural requirements of Finnish law, including with respect to the Tender Offer timetable, settlement procedures, withdrawal, waiver of conditions and timing of payments, which are different from those of the United States. In particular, the financial information included in this announcement has been prepared in accordance with applicable accounting standards in Finland, which may not be comparable to the financial statements or financial information of U.S. companies. The Tender Offer is made to Caverion’s shareholders resident in the United States on the same terms and conditions as those made to all other shareholders of Caverion to whom an offer is made. Any informational documents, including this announcement, are being disseminated to U.S. shareholders on a basis comparable to the method that such documents are provided to Caverion’s other shareholders.

To the extent permissible under applicable law or regulations, the Offeror and its affiliates or its brokers and its brokers’ affiliates (acting as agents for the Offeror or its affiliates, as applicable) may from time to time after the date of this stock exchange release and during the pendency of the Tender Offer, and other than pursuant to the Tender Offer, directly or indirectly purchase or arrange to purchase Shares or any securities that are convertible into, exchangeable for or exercisable for Shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. To the extent information about such purchases or arrangements to purchase is made public in Finland, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Caverion of such information. In addition, the financial advisers to the Offeror may also engage in ordinary course trading activities in securities of Caverion, which may include purchases or arrangements to purchase such securities. To the extent required in Finland, any information about such purchases will be made public in Finland in the manner required by Finnish law.

Neither the SEC nor any U.S. state securities commission has approved or disapproved the Tender Offer, passed upon the merits or fairness of the Tender Offer, or passed any comment upon the adequacy, accuracy or completeness of the disclosure in relation to the Tender Offer. Any representation to the contrary is a criminal offence in the United States.

The receipt of cash pursuant to the Tender Offer by a U.S. holder of Shares may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each holder of Shares is urged to consult its independent professional advisers immediately regarding the tax and other consequences of accepting the Tender Offer.

To the extent the Tender Offer is subject to U.S. securities laws, those laws only apply to U.S. holders of Shares and will not give rise to claims on the part of any other person. It may be difficult for Caverion’s shareholders to enforce their rights and any claims they may have arising under the U.S. federal securities laws, since the Offeror and Caverion are located in non-U.S. jurisdictions and some or all of their respective officers and directors may be residents of non-U.S. jurisdictions. Caverion shareholders may not be able to sue the Offeror or Caverion or their respective officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel the Offeror and Caverion and their respective affiliates to subject themselves to a U.S. court’s judgment.

Disclaimer

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom. UBS AG London Branch is acting exclusively for the Offeror and no one else in connection with the Tender Offer or the matters referred to in this document, will not regard any other person (whether or not a recipient of this document) as its client in relation to the Tender Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to its clients or for providing advice in relation to the Tender Offer or any other transaction or arrangement referred to in this document.

Advium Corporate Finance Ltd is acting exclusively on behalf of the Offeror and no one else in connection with the Tender Offer or other matters referred to in this document, does not consider any other person (whether the recipient of this document or not) as a client in connection to the Tender Offer, and is not responsible to anyone other than the Offeror for providing protection or providing advice in connection with the Tender Offer or any other transaction or arrangement referred to in this document.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for the Offeror and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Tender Offer or any matter or arrangement referred to in this stock exchange release.

Nordea Bank Abp is acting as financial adviser to the Offeror and arranger outside of the United States and no one else in connection with the Tender Offer, and will not regard any other person as its client in relation to the Tender Offer and will not be responsible to anyone other than the Offeror for providing the protection afforded to clients of Nordea Bank Abp, nor for providing advice in relation to the Tender Offer or the other matters referred to in this stock exchange release. For the avoidance of doubt, Nordea Bank Abp is not registered as a broker or dealer in the United States of America and will not be engaging in direct communications relating to the Tender Offer with investors located within the United States (whether on a reverse inquiry basis or otherwise). U.S. shareholders should contact their brokers with any questions relating to the Tender Offer.

BNP Paribas, which is duly authorized and lead-supervised by the European Central Bank and the Autorité de Contrôle Prudentiel et de Résolution, is acting exclusively for the Offeror and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of BNP Paribas, or for giving advice in connection with the Tender Offer or any matter or arrangement referred to in this stock exchange release.

Bank of America Europe DAC, Stockholm branch, a subsidiary of Bank of America Corporation, is acting exclusively for Caverion and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than Caverion for providing the protections afforded to its clients or for providing advice in relation to the Tender Offer or any matter or arrangement referred to in this stock exchange release.

Appendix 1: Terms and conditions of the Tender Offer

TERMS AND CONDITIONS OF THE TENDER OFFER

Object of the Tender Offer

Through a voluntary public cash tender offer in accordance with Chapter 11 of the Finnish Securities Markets Act (746/2012, as amended, the “Finnish Securities Markets Act”) and subject to the terms and conditions set forth herein, North Holdings 3 Oy (the “Offeror”), a private limited company incorporated under the laws of Finland, offers to acquire all of the issued and outstanding shares in Caverion Corporation (the “Company” or “Caverion”) that are not held by Caverion or any of its subsidiaries (the “Shares” or, individually, a “Share”) (the “Tender Offer”). It is expected that following the Completion Date (as defined below), the Offeror will be indirectly owned by North (BC) Lux Holdco SARL (“Bain Luxco”) (a vehicle owned and controlled by funds managed or advised by Bain Capital Private Equity (Europe), LLP and/or its affiliates), Security Trading Oy (“Security Trading”), Fennogens Investments S.A. (“Fennogens”) and Corbis S.A. (“Corbis”).

Bain Luxco, Security Trading, Fennogens and Corbis have formed a consortium (the “Consortium”) for the purposes of the Tender Offer.

In addition, (i) certain funds managed by affiliates of The Goldman Sachs Group, Inc. and (ii) certain affiliates of The Goldman Sachs Group, Inc. (“Goldman Sachs Asset Management”) are providing subordinated debt financing to the indirect parent of the Offeror, North Holdings 1 Oy in connection with the Tender Offer. In connection with the subordinated debt financing arrangement, it has been agreed that Goldman Sachs Asset Management will also make an equity co-investment alongside the Consortium members in the indirect parent company of the Offeror, North Lux Topco SARL, subject to the completion of the Tender Offer and, in each case, satisfaction of the conditions precedent to the subordinated debt financing and equity co-investment.

The Offeror and the Company have on November 3, 2022 entered into a combination agreement (the “Combination Agreement”) pursuant to which the Offeror makes the Tender Offer.

Offer Price

The Tender Offer was announced by the Offeror on November 3, 2022 (the “Announcement”) with an offer price of EUR 7.00 in cash for each Share validly tendered in the Tender Offer (the “Offer Price”), subject to any adjustments as set out below.

The Offer Price has been determined based on 136,472,645 issued and outstanding Shares. Should the Company increase the number of Shares that are issued and outstanding as a result of a new share issue, reclassification, stock split (including a reverse split) or any other similar transaction with dilutive effect, or should the Company distribute a dividend or otherwise distribute funds or any other assets to its shareholders, or if a record date with respect to any of the foregoing occurs prior to any of the settlements of the completion trades (whether after the expiry of the Offer Period (as defined below) or any Subsequent Offer Period (as defined below)), resulting in the distribution of funds not being payable to the Offeror, the Offer Price payable by the Offeror will be reduced accordingly on a euro-for-euro basis.

Any adjustment of the Offer Price pursuant to the above paragraph will be announced by way of a stock exchange release. If the Offer Price is adjusted, the Offer Period will continue for at least ten (10) Finnish banking days following such announcement.

Offer Period

The offer period for the Tender Offer commences on November 24, 2022, at 9:30 a.m. (Finnish time) and expires on January 12, 2023, at 4:00 p.m. (Finnish time), unless the offer period is extended or any extended offer period is discontinued as described below (the “Offer Period”).

The Offeror may extend the Offer Period (i) at any time until the Conditions to Completion (as defined below) have been fulfilled or waived and/or (ii) with a Subsequent Offer Period (as defined below) in connection with the announcement whereby the Offeror declares the Tender Offer unconditional or the announcement of the final result of the Tender Offer whereby the Offeror also declares the Tender Offer unconditional, as set forth below. The Offeror will announce a possible extension of the Offer Period, including the duration of the extended Offer Period, which shall be at least two (2) weeks or until further notice beyond two (2) weeks, by a stock exchange release on the first (1st) Finnish banking day following the expiration of the original Offer Period, at the latest. Furthermore, the Offeror will announce any possible further extension of an already extended Offer Period or an extension of a discontinued extended Offer Period on the first (1st) Finnish banking day following the expiration of an already extended Offer Period or a discontinued extended Offer Period, at the latest.

According to Chapter 11, Section 12 of the Finnish Securities Markets Act, the duration of the Offer Period in its entirety may be ten (10) weeks at the maximum. However, if the Conditions to Completion have not been fulfilled due to a particular obstacle as referred to in the regulations and guidelines 9/2013 of the Finnish Financial Supervisory Authority (the “FIN-FSA”) on Takeover Bids and Mandatory Bids (as may be amended or re-enacted from time to time) (the “FIN-FSA Regulations and Guidelines”), such as, for example, pending approval by a competition or foreign-investment regulatory authority, the Offeror may extend the Offer Period beyond ten (10) weeks until such obstacle has been removed and the Offeror has had reasonable time to respond to the situation in question, provided that the business operations of the Company are not hindered for longer than is reasonable, as referred to in Chapter 11, Section 12, Subsection 2 of the Finnish Securities Markets Act. The Offer Period may also be extended as required under applicable laws and regulations. The expiry date of any extended Offer Period will in such case, unless published in connection with the announcement of the extension of the Offer Period, be published by the Offeror at least two (2) weeks before such expiry. Further, any Subsequent Offer Period may extend beyond ten (10) weeks.

The Offeror may discontinue any extended Offer Period. The Offeror will announce its decision on the discontinuation of any extended Offer Period as soon as possible after such a decision has been made and, in any case, no less than two (2) weeks prior to the expiration of the discontinued extended Offer Period. If the Offeror discontinues an extended Offer Period, the Offer Period will expire at an earlier time on a date announced by the Offeror.

The Offeror reserves the right to extend the Offer Period in connection with the announcement whereby the Offeror declares the Tender Offer unconditional or the announcement of the final result of the Tender Offer as set forth in “– Announcement of the Result of the Tender Offer” below (such extended Offer Period, the “Subsequent Offer Period”). In the event of such Subsequent Offer Period, the Subsequent Offer Period will expire on the date and at the time determined by the Offeror in such an announcement. The expiration of a Subsequent Offer Period will be announced at least two (2) weeks before the expiration of such Subsequent Offer Period. The Offeror may also extend the Subsequent Offer Period by announcing this through a stock exchange release on the first (1st) Finnish banking day following the initially expected expiration of the Subsequent Offer Period, at the latest.

Conditions to Completion of the Tender Offer

A condition to the completion of the Tender Offer is that the requirements set forth below for the completion of the Tender Offer (the “Conditions to Completion”) are fulfilled on or by the date of the Offeror’s announcement of the final result of the Tender Offer in accordance with Chapter 11, Section 18 of the Finnish Securities Markets Act, or, to the extent permitted by applicable law, their fulfilment is waived by the Offeror:

(a)	The Tender Offer has been validly accepted with respect to the Shares representing, together with any other Shares otherwise acquired by the Offeror prior to or during the Offer Period, more than ninety (90) percent of the Shares and voting rights in the Company calculated in accordance with Chapter 18 Section 1 of the Finnish Companies Act (624/2006, as amended, the “Finnish Companies Act”);

(b)	The receipt of all necessary regulatory approvals, permits, clearances and consents, including without limitation approvals required under applicable foreign direct investment laws and competition clearances (or, where applicable, the expiry of relevant waiting periods) required under applicable competition laws or other regulatory laws in any jurisdiction for the completion of the Tender Offer, and that any conditions set out in such approvals, permits, clearances or consents, including, but not limited to, any requirements for the disposal of any assets of the Company or any reorganization of the business of the Company, are reasonably acceptable to the Offeror in that they are not materially adverse to the Offeror or the Company in view of the Tender Offer and have been satisfied or complied with to the extent necessary;

(c)	No Material Adverse Change (as defined below) has occurred on or after signing date of the Combination Agreement;

(d)	The Offeror has not received information after signing date of the Combination Agreement previously undisclosed to it that constitutes or results in a Material Adverse Change (as defined below);

(e)	No information made public by the Group (as defined below) or disclosed by the Company to the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including the rules of Nasdaq Helsinki Ltd (“Nasdaq Helsinki”), provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a Material Adverse Change (as defined below);

(f)	No legislation or other regulation has been issued and no court or regulatory authority of competent jurisdiction has given a decision or issued any regulatory action that would wholly or in any material part prevent, postpone or frustrate the completion of the Tender Offer;

(g)	The Board of Directors of the Company has issued its unanimous recommendation that the holders of the Shares accept the Tender Offer and tender their Shares in the Tender Offer and the recommendation remains in full force and effect and has not been withdrawn, modified, cancelled or amended (excluding, however, any technical modification or change of the recommendation required under applicable laws or the Helsinki Takeover Code as a result of a competing offer or otherwise so long as the recommendation to accept the Tender Offer is upheld); and

(h)	The Combination Agreement has not been terminated and remains in full force and effect.

The Conditions to Completion set out herein are exhaustive. The Offeror may invoke any of the Conditions to Completion so as to cause the Tender Offer not to proceed, to lapse or to be withdrawn, if the circumstances which give rise to the right to invoke the relevant Condition to Completion have a significant meaning to the Offeror in view of the Tender Offer, as referred to in the FIN-FSA Regulations and Guidelines and the Helsinki Takeover Code. The Offeror reserves the right to waive, to the extent permitted by applicable laws and regulations, any of the Conditions to Completion that have not been fulfilled. If all Conditions to Completion have been fulfilled or the Offeror has waived the requirements for the fulfilment of all or some of them no later than at the time of announcement of the final results of the Tender Offer, the Offeror will consummate the Tender Offer in accordance with its terms and conditions after the expiration of the Offer Period by purchasing Shares validly tendered in the Tender Offer and paying the Offer Price to the holders of Shares that have validly accepted the Tender Offer.

“Affiliated Entities” means the Company’s subsidiaries including, without limitation, all branch and representative offices of the Company and/or its subsidiaries. Affiliated Entities shall also include CG FH St. Pölten GmbH and Oy Botnia Mill Service Ab subject to certain exemptions.

“Group” means the Company and the Affiliated Entities, taken as a whole.

“Material Adverse Change” means (a) the Company or any of its Affiliated Entities becoming insolvent, subject to administration, bankruptcy or any other equivalent insolvency proceedings or, if any legal proceedings or corporate resolution is taken by or against any of them in respect of any such proceedings, such action could reasonably be expected to result in the commencement of such proceedings, provided, in each case, that such proceedings could, individually or in the aggregate, reasonably be expected to result in a material adverse change in, or material adverse effect to, the business, assets, liabilities, prospects, condition (financial, trading or otherwise) or results of operation of the Group; (b) any divestment or reorganization of all or any material part of the assets of the Group; or (c) any event, condition, circumstance, development, occurrence, change, effect or fact (any such item an “Effect”) that individually or in the aggregate, has, results in or would reasonably be expected to have or result in a material adverse effect on the business, assets, liabilities, prospects, condition (financial, trading or otherwise) or results of operations of the Group, excluding:

(i)	any Effect in political, financial, industry, economic or regulatory conditions generally (including any Effect in interest or currency rates), so long as such Effect does not have a disproportionate effect on the Group, relative to other companies and groups in the same industries in jurisdictions where the Group conducts business;

(ii)	any Effect resulting from or caused by natural disasters, outbreak of major hostilities or any act of war or terrorism or change in prevailing COVID-19 situation so long as such Effect does not have a disproportionate effect on the Group, relative to other companies and groups in the same industries in jurisdictions where the Group conducts business;

(iii)	the failure of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, net asset value or other financial or operating metrics before, on or after the date of the Combination Agreement, it being understood that nothing in this sub-clause (iii) shall prevent or otherwise affect the determination as to whether any change or effect underlying such failure to meet projections, forecasts, estimates or predictions constitutes a Material Adverse Change;

(iv)	changes in the market price or trading volume of the Company’s securities after the date of the Combination Agreement, it being understood that nothing in this sub-clause (iv) shall prevent or otherwise affect the determination as to whether any change or effect underlying such change constitutes a Material Adverse Change;

(v)	any Effect resulting from any actions taken by the Company at the express written request or direction of the Offeror;

(vi)	any change in applicable statutes or other applicable legal or regulatory conditions, so long as such change does not have a disproportionate effect on the Company and its Affiliated Entities, taken as a whole, in comparison to other companies and groups in the same industries in jurisdictions where the Group conducts business; or

(vii)	any Effect directly attributable to (x) an act or omission carried out or omitted by the Offeror in connection with the Tender Offer or (y) the announcement or completion of the Tender Offer (including the effect of any change of control or similar clauses in contracts entered into by the Group but only to the extent such contracts or clauses have been Fairly Disclosed (as defined below)) or (z) performance of obligations under the Combination Agreement by the Company insofar as such Effect is not caused by the Company’s breach of the Combination.

For the sake of clarity, under no circumstances shall any Material Adverse Change be deemed to exist to the extent such Effect causing a Material Adverse Change has been Fairly Disclosed (as defined below) in the Due Diligence Information (as defined below) by or on behalf of the Company, in each case, prior to the date of the Combination Agreement.

“Fairly Disclosed” means disclosure of an actual fact, matter or event set out in the Due Diligence Information (as defined below) in a sufficiently clear and detailed manner so as to enable a professional and prudent offeror, having completed its review of the Due Diligence Information (as defined below) with the support of its professional advisors, acting diligently and with due care, to reasonably identify and assess the nature, scope and effects of such fact, matter or event so disclosed.

“Due Diligence Information” means (i) the information publicly disclosed by the Company pursuant to the rules of Nasdaq Helsinki, the Finnish Securities Market Act and the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (as amended) before the signing date of the Combination Agreement, and (ii) the information provided by the Company in the virtual data room made available to the Offeror or its advisers as well as in formally scheduled management presentations carried out by the Company with the Offeror or its advisors.

Obligation to Increase the Offer Price and to Pay Compensation

The Offeror and Bain Luxco, each respectively, reserve the right to acquire Shares before, during and/or after the Offer Period (including any extension thereof) and any Subsequent Offer Period in public trading on Nasdaq Helsinki or otherwise.

Should the Offeror or another party acting in concert with the Offeror in a manner as stipulated in Chapter 11, Section 5 of the Finnish Securities Markets Act acquire Shares after the Announcement and before the expiry of the Offer Period (including any Subsequent Offer Period) at a price higher than the Offer Price, or otherwise on more favourable terms, the Offeror must, in accordance with Chapter 11, Section 25 of the Finnish Securities Markets Act, amend the terms and conditions of the Tender Offer to correspond with the terms and conditions of said acquisition on more favourable terms (the “Increase Obligation”). In such case, the Offeror will make public its Increase Obligation without delay and pay, in connection with the completion of the Tender Offer, the difference between the consideration paid in such an acquisition on more favourable terms and the Offer Price paid to those shareholders that have accepted the Tender Offer.

Should the Offeror or another party acting in concert with the Offeror in a manner as stipulated in Chapter 11, Section 5 of the Finnish Securities Markets Act acquire Shares within nine (9) months after the expiration of the Offer Period (including any Subsequent Offer Period) at a price higher than the Offer Price, or otherwise on more favourable terms, the Offeror must, in accordance with Chapter 11, Section 25 of the Finnish Securities Markets Act, pay the difference between the consideration paid in an acquisition on more favourable terms and the Offer Price paid to those shareholders that have accepted the Tender Offer (the “Compensation Obligation”). In such case, the Offeror will make public its Compensation Obligation without delay and pay the difference between the consideration paid in such an acquisition on more favourable terms and the Offer Price within one (1) month of the date when the Compensation Obligation arose for those shareholders that have accepted the Tender Offer.

However, according to Chapter 11, Section 25, Subsection 5 of the Finnish Securities Markets Act, the Compensation Obligation will not be triggered in case the payment of a higher price than the Offer Price is based on an arbitral award pursuant to the Finnish Companies Act, provided that the Offeror or any party referred to in Chapter 11, Section 5 of the Finnish Securities Markets Act has not offered to acquire Shares on terms that are more favourable than those of the Tender Offer before or during the arbitral proceedings.

Acceptance Procedure of the Tender Offer

The Tender Offer may be accepted by a shareholder registered during the Offer Period in the shareholders’ register of Caverion maintained by Euroclear Finland Oy (“Euroclear Finland”), with the exception of Caverion and its subsidiaries. The Tender Offer must be accepted separately for each book-entry account. A shareholder of Caverion submitting an acceptance must have a cash account with a financial institution operating in Finland or abroad (see also “– Terms of Payment and Settlement” and “Restrictions and Important Information”). Shareholders may only approve the Tender Offer unconditionally and for all Shares that are held on the book-entry accounts mentioned in the acceptance at the time of the execution of the transaction with respect to the Shares of such shareholder. Acceptances submitted during the Offer Period are valid also until the expiration of an extended or discontinued extended Offer Period, if any.

Most Finnish account operators will send a notice regarding the Tender Offer and related instructions to those who are registered as shareholders in the shareholders’ register of Caverion maintained by Euroclear Finland. Shareholders of Caverion who do not receive such instructions from their account operator or asset manager should first contact their account operator or asset manager and can subsequently contact Nordea Bank Abp (“Nordea”) by sending an email to caverion-offer@nordea.com, where such shareholders of Caverion can receive information on submitting their acceptance of the Tender Offer. Please note, however, that Nordea will not be engaging in communications relating to the Tender Offer with shareholders located within the United States. Shareholders who are located within the United States may contact their brokers for necessary information.

Those shareholders of Caverion whose Shares are nominee-registered, and who wish to accept the Tender Offer, must effect such acceptance in accordance with the instructions given by the custodian of the nominee-registered shareholders. The Offeror will not send an acceptance form or any other documents related to the Tender Offer to these shareholders of Caverion.

If the Shares held by a shareholder are pledged or otherwise subject to restrictions that prevent or limit the acceptance, the acceptance of the Tender Offer may require the consent of the pledgee or other beneficiary of a such restriction. If so, acquiring this consent is the responsibility of the relevant shareholder of Caverion. Such consent must be delivered in writing to the account operator.

A shareholder of Caverion who wishes to accept the Tender Offer must submit the properly completed and duly executed acceptance to the account operator managing the shareholder’s book-entry account in accordance with the instructions and within the time period set by the account operator, which may be prior to the expiry of the Offer Period. The Offeror reserves the right to reject or approve, in its sole discretion, any acceptances that have been submitted in an incorrect or incomplete manner.

Any acceptance must be submitted in such a manner that it will be received within the Offer Period (including any extended or discontinued extended Offer Period) taking into account, however, the instructions given by the relevant account operator. In the event of a Subsequent Offer Period, the acceptance must be submitted so that it is received during the Subsequent Offer Period, subject to and in accordance with the instructions of the relevant account operator. The account operator may request the receipt of acceptances prior to the expiration of the Offer Period and/or Subsequent Offer Period. Shareholders of Caverion submit acceptances at their own risk. Any acceptance will be considered as submitted only when an account operator has actually received it. The Offeror reserves the right to reject or approve, in its sole discretion, any acceptance submitted outside the Offer Period (or any Subsequent Offer Period, as applicable) or in an incorrect or incomplete manner.

A shareholder who has validly accepted the Tender Offer in accordance with the terms and conditions of the Tender Offer may not sell or otherwise transfer his/her tendered Shares. By accepting the Tender Offer, the shareholders authorise their account operator, Nordea or a party appointed by Nordea to enter into their book-entry account a sales reservation or a restriction on the right of disposal in the manner set out in “– Technical Completion of the Tender Offer” below after the shareholder has delivered the acceptance with respect to the Shares. Furthermore, the shareholders of Caverion that accept the Tender Offer authorise their account operator, Nordea or a party appointed by Nordea to perform necessary entries and undertake any other measures needed for the technical execution of the Tender Offer, and to sell all the Shares held by the shareholder of Caverion at the time of the execution of trades under the Tender Offer to the Offeror in accordance with the terms and conditions of the Tender Offer. In connection with the completion trades of the Tender Offer or the settlement thereof, the sales reservation or the restriction on the right of disposal will be removed and the Offer Price will be transferred to the relevant shareholders of Caverion.

By accepting the Tender Offer, the accepting shareholder authorises his/her depository participant to disclose the necessary personal data, the number of his/her book-entry account and the details of the acceptance to the parties involved in the order or the execution of the order and settlement of the Shares.

Right of Withdrawal of Acceptance

An acceptance of the Tender Offer may be withdrawn by a shareholder of Caverion at any time before the expiration of the Offer Period (including any extended or discontinued extended Offer Period) until the Offeror has announced that all Conditions to Completion have been fulfilled or waived by the Offeror, that is, the Offeror has declared the Tender Offer unconditional. After such announcement, the Shares already tendered may not be withdrawn, except in the event that a third party announces a competing public tender offer for the Shares before the execution of the completion trades of the Shares as set out under “– Completion of the Tender Offer” below.

A valid withdrawal of an acceptance of the Tender Offer requires that a withdrawal notification is submitted in writing to the account operator to whom the original acceptance was submitted.

For nominee-registered Shares, the shareholders must request the relevant custodian of the nominee-registered shareholder to execute a withdrawal notification.

If a shareholder of Caverion validly withdraws an acceptance of the Tender Offer, the sales reservation or the restriction on the right of disposal with respect to Shares will be removed within three (3) Finnish banking days of the receipt of a withdrawal notification.

A shareholder of Caverion who has validly withdrawn its acceptance of the Tender Offer may accept the Tender Offer again during the Offer Period (including any extended or discontinued extended Offer Period) by following the procedure set out under “– Acceptance Procedure of the Tender Offer” above.

A shareholder of Caverion who withdraws its acceptance of the Tender Offer is obligated to pay any fees that the account operator operating the relevant book-entry account or the custodial nominee of a nominee-registered holding may collect for the withdrawal. In accordance with the FIN-FSA Regulations and Guidelines, if a competing offer has been announced during the Offer Period and the completion of the Tender Offer has not taken place, neither the Offeror nor Nordea (in its capacity as arranger) will charge the shareholders for validly withdrawing their acceptance in such a situation.

In the event of a Subsequent Offer Period, the acceptance of the Tender Offer will be binding and cannot be withdrawn, unless otherwise provided under mandatory law.

Technical Completion of the Tender Offer

When an account operator has received the properly completed and duly executed acceptance or acceptance otherwise approved by the Offeror with respect to the Shares in accordance with the terms and conditions of the Tender Offer, the account operator will enter a sales reservation or a restriction on the right of disposal into the relevant shareholder’s book-entry account. In connection with the completion trade of the Tender Offer or the settlement thereof, the sales reservation or the restriction on the right of disposal will be removed and the Offer Price will be paid to the relevant shareholder.

Announcement of the Result of the Tender Offer

The preliminary result of the Tender Offer will be announced on or about the first (1st) Finnish banking day following the expiration of the Offer Period (including any extended or discontinued extended Offer Period). In connection with the announcement of such preliminary result, it will be announced whether the Tender Offer will be completed subject to the Conditions to Completion being fulfilled or waived on the date of the final result announcement and whether the Offer Period will be extended. The final result of the Tender Offer will be announced on or about the fourth (4th) Finnish banking day following the expiration of the Offer Period (including any extended or discontinued extended Offer Period) at the latest. In connection with the announcement of the final result, the percentage of the Shares that have been validly tendered and accepted in the Tender Offer, and that have not been validly withdrawn, will be confirmed.

In the event of a Subsequent Offer Period, the Offeror will announce the initial percentage of the Shares validly tendered during the Subsequent Offer Period on or about the first (1st) Finnish banking day following the expiry of the Subsequent Offer Period and the final percentage on or about the third (3rd) Finnish banking day following the expiry of the Subsequent Offer Period.

Completion of the Tender Offer

The completion trades of the Tender Offer will be executed with respect to all of those Shares of Caverion that have been validly tendered, and not validly withdrawn, into the Tender Offer no later than on the fifteenth (15th) Finnish banking day following the announcement of the final result of the Tender Offer (the “Completion Date”). If possible, the completion trades of the Shares will be executed on Nasdaq Helsinki, provided that such execution is allowed under the rules applied to trading on Nasdaq Helsinki. Otherwise, the completion trades will be made outside Nasdaq Helsinki. The completion trades of the Shares will be settled on the Completion Date or on or about the first (1st) Finnish banking day following the Completion Date (the “Settlement Date”).

Terms of Payment and Settlement

The Offer Price will be paid on the Settlement Date to each shareholder of Caverion who has validly accepted, and not validly withdrawn, the Tender Offer into the management account of the shareholder’s book-entry account. In any case, the Offer Price will not be paid to a bank account situated in Australia, Canada, the Hong Kong Special Administrative Region of the People’s Republic of China, Japan, New Zealand or South Africa or any other jurisdiction where the Tender Offer is not being made (see section “Restrictions and Important Information”). If the management account of a shareholder of Caverion is with a different financial institution than the applicable book-entry account, the Offer Price will be paid into such cash account approximately two (2) Finnish banking days later in accordance with the schedule for payment transactions between financial institutions.

In the event of a Subsequent Offer Period, the Offeror will in connection with the announcement thereof announce the terms of payment and settlement for the Shares tendered during the Subsequent Offer Period. The completion trades with respect to Shares validly tendered and accepted in accordance with the terms and conditions of the Tender Offer during the Subsequent Offer Period will, however, be executed within not more than two (2) week intervals.

The Offeror reserves the right to postpone the payment of the Offer Price if payment is prevented or suspended due to a force majeure event, but will immediately effect such payment once the force majeure event preventing or suspending payment is resolved.

If all the Conditions to Completion are not met and the Offeror does not waive such conditions or extend the Offer Period, the Tender Offer will expire, and no consideration will be paid for the tendered Shares.

Transfer of Ownership

Title to the Shares in respect of which the Tender Offer has been validly accepted, and not validly withdrawn, will pass to the Offeror on the Settlement Date against the payment of the Offer Price by the Offeror to the tendering shareholder. In the event of a Subsequent Offer Period, title to the Shares in respect of which the Tender Offer has been validly accepted during a Subsequent Offer Period will pass to the Offeror on the relevant settlement date against the payment of the Offer Price by the Offeror to the tendering shareholder.

Transfer Tax and Other Payments

The Offeror will pay any transfer tax that may be charged in Finland in connection with the sale of the Shares pursuant to the Tender Offer.

Fees charged by account operators, asset managers, nominees or any other person for the release of collateral or the revoking of any other restrictions preventing the sale of the Shares, will be borne by each relevant shareholder of Caverion. Each shareholder of Caverion is liable for any fees that relate to a withdrawal of an acceptance made by such shareholder.

The Offeror is liable for any other customary costs caused by the registration of entries in the book-entry system required by the Tender Offer, the execution of trades pertaining to the Shares pursuant to the Tender Offer and the payment of the Offer Price.

The receipt of cash pursuant to the Tender Offer by a shareholder may be a taxable transaction for the respective shareholder under applicable tax laws, including those of the country of residency of the shareholder. Any tax liability arising to a shareholder from the receipt of cash pursuant to the Tender Offer will be borne by such shareholder. Each shareholder is urged to consult with an independent professional adviser regarding the tax consequences of accepting the Tender Offer.

Other Matters

This Tender Offer Document and the Tender Offer are governed by Finnish law. Any disputes arising out of or in connection with the Tender Offer will be settled by a court of competent jurisdiction in Finland.

The Offeror reserves the right to amend the terms and conditions of the Tender Offer in accordance with Chapter 11, Section 15 of the Finnish Securities Markets Act. Should the FIN-FSA issue an order regarding an extension of the Offer Period, the Offeror reserves the right to decide upon the withdrawal of the Tender Offer in accordance with Chapter 11, Section 12 of the Finnish Securities Markets Act.

Should a competing tender offer be published by a third party during the Offer Period, the Offeror reserves the right, as stipulated in Chapter 11, Section 17 of the Finnish Securities Markets Act, to (i) decide upon an extension of the Offer Period; (ii) decide upon an amendment of the terms and conditions of the Tender Offer; and (iii) decide, during the Offer Period, but before the expiration of the competing offer, to let the Tender Offer lapse. The Offeror will decide on all other matters related to the Tender Offer, subject to applicable laws and regulations and the provisions of the Combination Agreement.

Other Information

Nordea acts as arranger outside the United States in relation to the Tender Offer, which means that it performs certain administrative services relating to the Tender Offer. This does not mean that a person who accepts the Tender Offer (the “Participant”) will be regarded as a customer of Nordea as a result of such acceptance. A Participant will be regarded as a customer only if Nordea has provided advice to the Participant or has otherwise contacted the Participant personally regarding the Tender Offer. If the Participant is not regarded as a customer, the investor protection rules under the Finnish Act on Investment Services (747/2012, as amended) will not apply to the acceptance. This means, among other things, that neither the so-called customer categorization nor the so-called appropriateness test will be performed with respect to the Tender Offer. Each Participant is therefore responsible for ensuring that it has sufficient experience and knowledge to understand the risks associated with the Tender Offer.

Important Information regarding NID and LEI

According to Directive 2014/65/ EU on markets in financial instruments (MiFID II), all investors must have a global identification code from 3 January 2018, in order to carry out a securities transaction. These requirements require legal entities to apply for registration of a Legal Entity Identifier (“LEI”) code, and natural persons need to state their NID (National ID or National Client Identifier) when accepting the Tender Offer. Each person’s legal status determines whether a LEI code or NID number is required and the book-entry account operator may be prevented from performing the transaction to any person if LEI or NID number is not provided. Legal persons who need to obtain a LEI code can contact the relevant authority or one of the suppliers available on the market. Those who intend to accept the Tender Offer are encouraged to apply for registration of a LEI code (legal persons) or to acquire their NID number (natural persons) well in advance, as this information is required in the acceptance at the time of submission.

Information about Processing of Personal Data

Shareholders who accept the Tender Offer will submit personal data, such as name, address and social security number, to Nordea, which is the controller for the processing. Personal data provided to Nordea will be processed in data systems to the extent required to administer the Tender Offer. Personal data obtained from sources other than the customer may also be processed. Personal data may also be processed in the data systems of companies with which Nordea cooperates and it may be disclosed to the Offeror and the members of the Consortium to the extent necessary for administering the Tender Offer. Address details may be obtained by Nordea through an automatic procedure executed by Euroclear Finland. Additional information on processing of personal data by Nordea, including details on how to exercise data subjects’ rights, may be found at https://www.nordea.fi/en/personal/get-help/your-rights-to-personal-data.html and www.nordea.com/en/general-terms-and-policies/privacy-policy.html.